                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]          Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes [ ]                No [X]
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     Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:


Exhibit 99.1: shareholder reference materials for the Company's extraordinary general meeting of shareholders, filed with the Korea Securities Dealers Association Automated Quotation Market and the Financial Supervisory Commission of Korea on July 21, 2003.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HANARO TELECOM, INC.



Date: July 22, 2003                      By: /s/ Kyu June Hwang
                                             -----------------------------------
                                             Name: Kyu June Hwang
                                             Title: Managing Director

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                                  EXHIBIT INDEX

Exhibit No.    Description
-----------    -----------
99.1:          shareholder reference materials for the Company's extraordinary general meeting of shareholders, filed with the Korea Securities
               Dealers Association Automated Quotation Market and the Financial
               Supervisory Commission of Korea on July 21, 2003.